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SEC FILE NUMBER
8-70765

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/22 (MM/DD/YY) AND ENDING 06/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RMB Securities (USA) Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

75 Rockefeller Plaza, Suite 23A
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Albert Maartens	917-947-3122	albert.maartens@rmbsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rayfield & Licata, PC
(Name – if individual, state last, first, and middle name)

25B Vreeland Road, Suite 200	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

01/11/2005	1442
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Albertus Maartens, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RMB Securities (USA) Inc., as of 6/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CEO

[signature]
Notary Public

Tara A. Hernandez
Notary Public, State of New York
Registration No. 01HE6242619
Qualified in Bronx County
Commission Expires June 6, 2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Rayfield & Licata
Certified Public Accountants

Board of Directors and Stockholder
RMB Securities (USA) Inc.

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RMB Securities (USA) Inc. as of June 30, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of RMB Securities (USA) Inc. as of June 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of RMB Securities (USA) Inc.'s management. Our responsibility is to express an opinion on RMB Securities (USA) Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RMB Securities (USA) Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as RMB Securities (USA) Inc.'s auditor since 2021.

Rayfield & Licata

August 15, 2023
Florham Park, New Jersey

25B Vreeland Road, Suite 200, Florham Park, NJ 07932

(973) 740-0200 • Fax (973) 740-1084

Website www.rayfield-licata.com

RMB SECURITIES (USA) INC.
(a wholly owned subsidiary of FirstRand Securities Limited)
Statement of Financial Condition
June 30, 2023

ASSETS

ASSETS		
Cash	$	4,672,830
Due from affiliates		995,154
Prepaid expenses		166,070
Deferred taxes		127,753
Leasehold improvements, at cost, less accumulated amortization of $45,683		179,216
Operating lease right-of-use asset		1,493,110
Restricted cash		176,288
Total assets	$	7,810,421

LIABIILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	884,777
Income taxes payable		52,472
Operating lease liability		1,659,989
Total liabilities		2,597,238
STOCKHOLDER'S EQUITY		
Common stock (at $1 par value)		
3,000 shares authorized		
1,000 shares outstanding		1,000
Additional paid-in capital		4,999,000
Retained earnings		213,183
Total stockholder's equity		5,213,183
Total liabilities and stockholder's equity	$	7,810,421

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization

The Company, a Delaware corporation, was incorporated on April 26, 2021. The Company is a wholly owned subsidiary of FirstRand Securities Limited. FirstRand Securities Limited is ultimately a wholly owned subsidiary of FirstRand Limited. The Company was established by FirstRand Securities Limited to assume U.S. broker-dealer chaperoning services for FirstRand Bank Limited (London Branch) previously provided by a third-party entity.

The Company became a registered broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and a member of the Financial Industry Regulatory Authority ("FINRA") on March 3, 2022.

The Company provides securities transactions chaperoning services on an agency basis to its non-U.S. FirstRand Group affiliates, primarily FirstRand Bank Limited (London Branch), in accordance with the exemptive provisions of Rule 15a-6 under the Exchange Act. In that regard the Company provides chaperoning services to its foreign associated personnel when visiting major U.S. institutional investors, and chaperones transactions in non-U.S. securities involving U.S. institutional investors that are executed, cleared, and settled predominantly in non-U.S. markets. In addition, the Company provides professional services and other operational support to the FirstRand Bank Limited New York Representative Office ("Rep Office"). The Rep Office was established in February 2023 to promote FirstRand Bank Limited's products and services to multinationals, Non-Governmental Organizations ("NGOs") and major corporations based in the U.S.

The Company does not hold or owe funds or securities for customers and does not carry accounts for customers. Accordingly, the Company claims exemption from Rule 15c3-3 of the Exchange Act under Section (k)(2)(i).

B. Leasehold Improvements and Amortization

Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease (sixty-six months).

C. Securities Transactions

For the year ended June 30, 2023, all of the Company's securities activities consisted of serving in an agency capacity and chaperoning securities transactions for a non-U.S. affiliate pursuant to the exemptive provisions of Rule 15a-6 under the Exchange Act. As such, the Company is required to maintain books and records that identify open trades and failed transactions. Additionally, the Company is required to take a net capital charge for aged failed transactions, even if the foreign broker-dealer is required to take a net capital charge under foreign law.

As of June 30, 2023, the Company had no failed transactions that required either a net capital charge in its computation of net capital or recognition in its financial statements.

D. Leases

The Company accounts for operating leases in accordance with FASB ASC 842, Leases. As such, it recognizes an operating lease right-of-use asset and a corresponding operating lease liability for all leases with a lease term of greater than one year. The operating lease liability is initially recorded based on the present value of the future lease payments, discounted using the lease's implicit rate if it is determinable; otherwise, the Company uses its incremental borrowing rate for borrowings of similar amounts and terms based upon information available at the commencement date for each lease. The operating lease right-of-use asset is initially calculated at the amount of the initial measurement of the operating lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received, plus any initial direct costs. Unless impaired, the operating lease right-of-use asset is subsequently measured throughout the lease term at the amount of the lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received.

Accounting Policy Election for Short-Term Leases

The Company has elected, for all underlying classes of assets, to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

E. Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income taxes expense is the taxes payable for the period and the change during the period in deferred tax assets and liabilities. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

The Company calculates its current and deferred income tax provision based upon estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

The amount of income taxes a Company pays is subject to ongoing audits by federal, state and local taxing authorities. The Company's estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts and circumstances existing at the time, pursuant to accounting principles. At June 30, 2023, the Company did not record any liabilities for uncertain tax positions.

F. Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Accordingly, actual results could differ from those estimates.

NOTE 2: RESTRICTED CASH

Restricted cash relates to a security deposit for the office space operating lease. Such deposit is refundable at the expiration of the related lease contract.

NOTE 3: RELATED PARTY TRANSACTIONS

The Company has service level agreements with FirstRand Bank Limited (London Branch) and FirstRand Bank Limited which, among other terms and conditions, provides the methodologies by which the Company earns revenue related to the performance of services for these affiliates.

Due from affiliates of $995,154 as of June 30, 2023, consists of $618,962 due from FirstRand Bank Limited (London Branch) and $376,192 due from FirstRand Bank Limited related to the settlement of service fees earned from these affiliates during the year ended June 30, 2023. As of June 30, 2022, there was a balance due from FirstRand Bank Limited (London Branch) of $409,989 related to settlement of these fees for the year ended June 30, 2022.

The FirstRand Group operates a cash-settled share-based incentive plan for employees. As a member entity of the Group, this plan covers employees of the Company who have been awarded to participate in the conditional incentive plan ("Plan"). The Plan contains certain restrictive terms and conditions (e.g., pre-determined corporate performance targets and service conditions) which must be achieved prior to vesting of the incentives. Any liability applicable to awards granted to the Company's staff is recorded in the financial statements of FirstRand Bank Limited. This affiliate charges the Company for costs related to this plan, at the time of vesting. There were no charges related to this matter for the year ended June 30, 2023.

FirstRand Bank Group provided certain insurance coverages to the Company during the year ended June 30, 2023, at no charge.

NOTE 4: EMPLOYEE SAVINGS PLAN

The Company sponsors an employee savings plan under section 401(k) of the Internal Revenue Code. The plan covers all employees. The Company made contributions of $46,420 to the plan during the year ended June 30, 2023.

NOTE 5: INCOME TAXES

The tax effects of temporary differences that gave rise to the deferred tax asset are as follows:

Amortization of leasehold improvements	$	6,340
Operating lease right-of-use asset		(328,484)
Accrued compensation		84,700
Operating lease liability		365,197
Total deferred tax asset	$	127,753

The Company is subject to tax examinations from federal, state and local taxing authorities for the years ended June 30, 2021 through June 30, 2023.

NOTE 6: CREDIT RISK

The Company maintains its cash balances in a checking account with a financial institution in excess of the FDIC insured limits. The Company does not anticipate non-performance by the financial institution.

NOTE 7: OPERATING LEASE

The Company has an obligation as a lessee for its office space with initial noncancelable terms in excess of one year. The Company classifies this lease as an operating lease. The lease expires September 2027 with a renewal option of five years. Because the Company is not reasonably certain to exercise the renewal option, the optional periods are not included in determining the lease term, and associated payments under the renewal option are excluded from lease payments to determine the lease liability. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments plus variable payments. The Company's office space operating lease requires it to make variable payments for the Company's proportionate share of certain of the building's operating costs. The variable payments are not included in lease payments used to determine the lease liability.

Amounts reported in the statement of financial condition as of June 30, 2023, were as follows:

Operating leases:	
Operating lease right-of-use asset	$ 1,493,110
Operating lease liability	$ 1,659,989

Other information related to the Company's operating lease as of June 30, 2023 is as follows:

Weighted-average remaining lease term	4.25 years
Weighted-average discount rate	4%

Maturities of the operating lease liability as of June 30, 2023, are as follows:

Year Ending June 30,	
2024	$ 423,090
2025	423,090
2026	423,090
2027	423,090
2028	105,772
Total lease payments	1,798,132
Less: Interest	(138,143)
Present value of lease liability	$ 1,659,989

NOTE 8: CONTINGENCIES

Legal and Regulatory Matters

The Company is a registered broker-dealer and, as such, is subject to the continual oversight of those who regulate the broker-dealer industry, including the SEC and FINRA. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with the rules and regulations promulgated by the examining authority. In the event of non-compliance, the Company may be subject to disciplinary action, including penalties and fines. Management is not aware of any asserted violations that could result in material exposure to the Company.

Claims and lawsuits may be instituted or asserted against the Company arising in the ordinary course of business. Based on information currently available, there are no known claims or litigation impacting the Company.

NOTE 9: REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Exchange Act. This rule requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. In addition, the rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At June 30, 2023, the Company had net capital of $3,568,702, which was $3,318,702 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.309 to 1 at June 30, 2023.

NOTE 10: SUBSEQUENT EVENTS

The Company has performed a review of subsequent events through August 15, 2023, the date the financial statement was issued. Based upon this review, the Company did not identify any material subsequent events requiring adjustment to or disclosure in the financial statement.